Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
September 26, 2005.

Item 3	News Release
The news release was disseminated on September 26, 2005 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to report that diamond drilling at the company's Pitarrilla silver project in Mexico has significantly expanded the Breccia Ridge/South Ridge zone.

Drilling of the Breccia Ridge/South Ridge zone has intersected mineralization now extending over 1,100 meters. The combined zone is open along strike and at depth. Diamond drilling of this zone is a high company priority and is ongoing.

Item 5	Description of Material Change
See attached news release 05-18.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
September 26, 2005.

September 26, 2005	Trading Symbols:
News Release 05-18	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS SIGNIFICANT INTERSECTION AT PITARRILLA, MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the company’s Pitarrilla silver project in Mexico has significantly expanded the Breccia Ridge/South Ridge zone. Hole PD-38 at South Ridge intersected from surface:

•        669.5 feet averaging 3.9 ounces of silver per ton (204.1 meters averaging 132.3 grams of silver per tonne).

PD-38 was collared on the same section as, but drilled in the opposite direction from, reverse circulation hole BP-140, which as previously reported intersected from surface:

•

141.1 feet averaging 7.8 ounces of silver per ton (43.0 meters averaging 266.5 grams of silver per tonne), including 29.5 feet of 21.9 ounces of silver per ton (9.0 meters averaging 751.9 grams of silver per tonne).

In addition, BP-180, collared 100 meters south of, and drilled parallel to, BP-140 intersected from surface:

•        98.4 feet averaging 3.6 ounces of silver per ton (30 meters averaging 123.9 grams of silver per tonne).

Drilling of the Breccia Ridge/South Ridge zone has intersected mineralization now extending over 1,100 meters. The combined zone is open along strike and at depth. Diamond drilling of this zone is a high company priority and is ongoing.

The Pitarrilla project now hosts five drill-defined zones of silver mineralization and includes the Cordon Colorado and Peña Dyke zones (for which resource estimates have been completed), Breccia Ridge/South Ridge, Javelina Creek, and Saddle zones. Further results from drilling at Javelina Creek are detailed in the table. Additional drilling at Javelina Creek and Saddle zones will test for potential extensions of the mineralization. Exploration work for the remainder of 2005 will also include detailed examination of other areas nearby where anomalous values in silver and gold have been identified.

Silver Standard reported the discovery of silver mineralization at Pitarrilla in late 2003. Last fall, following 129 reverse circulation drill holes at the Cordon Colorado and Peña Dyke zones, the company reported indicated silver resources totaling 16.5 million tonnes grading 113.5 grams of silver per tonne (60.2 million ounces of silver) and inferred silver resources of 4.8 million tonnes grading 85.1 grams of silver per tonne (13.1 million ounces of silver). Engineering studies and metallurgical testwork are ongoing.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.7 million in cash and 1.95 million ounces of physical silver, marketable securities and other investments valued at $21.9 million at August 31, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED PITARRILLA DRILL RESULTS – September, 2005

Hole No.*	Location (UTM)	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)*	Silver Grade (in g/t)	Interval (feet)	Silver Grade (oz./ton)
South Ridge Zone
PD-38	504083E 2810627N	45°/ 065°		3.5	207.6	204.1	132.3	669.5	3.9
BP-140**	504120E 2810650N	60°/ 245°		0.0	43.0	43.0	266.5	141.1	7.8
			incl.	11.0	20.0	9.0	751.9	29.5	21.9
BP-180	504732E 2811587N	-45°/ 040°		0.0	30.0	30.0	123.9	98.4	3.6
Javelina Creek Zone
BP-178	504562E 2811638N	-50°/ 040°		0.0	54.0	54.0	115.1	177.1	3.4
BP-179	504520E 2811745N	-50°/ 120°		16.0	43.0	27.0	118.8	88.6	3.5

*True thicknesses to be determined. ** Previously reported.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.